NO ACT

PE
12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004187

Received SEC
FEB 18 2009
Washington, DC 20549

February 18, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-18-09

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Alcoa Inc.
Incoming letter dated December 22, 2008

Dear Ms. Goodman:

This is in response to your letters dated December 22, 2008 and February 17, 2009 concerning the shareholder proposal submitted to Alcoa by Mark Filiberto. We also have received letters on the proponent's behalf dated January 7, 2009, February 11, 2009 and February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the corresponden_e also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 22, 2008

The proposal relates to special meetings.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Alcoa's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Alcoa relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

February 17, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 04948-00001

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Alcoa Inc.; Supplemental Letter Regarding Shareholder Proposal of John Chevedden (Mark Filiberto)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 22, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Alcoa Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Nominal Proponent"). The Proposal requests that the Company's Board of Directors take the steps necessary to amend the Company's bylaws and other governing documents to give holders of ten percent of the Company's outstanding common stock the power to call special shareholder meetings.

The No-Action Request indicated, among other things, our belief that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Company has not received sufficient evidence demonstrating that the Nominal Proponent continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted. As stated in the No-Action Request, on November 19, 2008, the Company sent a

letter addressed to the Proponent, acting as proxy for the Nominal Proponent, requesting satisfactory proof of ownership of the Company's shares in compliance with the requirements of Rule 14a-8(b) (the "Deficiency Notice"). The Company also sent a copy of the Deficiency Notice to the Nominal Proponent. The Proponent submitted a response to the Deficiency Notice to the Company via electronic mail on November 19, 2008. However, for the reasons set forth in the No-Action Request, this response was insufficient to establish the requisite ownership of Company shares under Rule 14a-8(b). There were no further communications between the Company and the Proponent about the Proposal prior to December 22, 2008, when the Company submitted the No-Action Request. Subsequently, on February 12, 2009, the Proponent submitted a letter dated February 11, 2009 to the Staff arguing that the Company was required to provide him with a second notice stating that his initial response to the Deficiency Notice was insufficient. *See* Exhibit A. We write supplementally to respond to the Proponent's argument.

Pursuant to Rule 14a-8(f) and Staff precedent, where a company timely notifies a proponent that his proposal is procedurally deficient, and the proponent's response does not cure the deficiency, the company is not required to send a second deficiency notice or otherwise notify the proponent. Staff Legal Bulletin No. 14 specifies that if a proposal fails to satisfy the requirements of Rule 14a-8(b), a company "must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond." Section B.3, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). However, if the proponent responds to a deficiency notice in a manner that fails to cure the defect, the company is under no obligation to provide further notice to the proponent or give the proponent an additional opportunity to cure the defect. *See id.* To the contrary, SLB 14 specifically provides that the company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *Id.* at Section C.6.

Accordingly, the Staff has concurred with a company's omission of a shareholder proposal on numerous occasions when the proponent's response to a deficiency notice failed to meet the requirements of Rule 14a-8(b) and the company (in accordance with Staff precedent) did not send a second deficiency notice. *See, e.g., General Electric Co.* (avail. Dec. 19, 2008) (permitting the exclusion of a proposal when the proponent's timely response to a deficiency notice failed to establish sufficiently the proponent's ownership, and the company did not send a second notice); *see also Safeway Inc.* (avail. Feb. 6, 2008); *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *Qwest Communications International Inc.* (avail. Jan. 23, 2008); *Verizon Communications Inc.* (avail. Jan. 8, 2008). The fact that a deficiency notice provides a proponent with the opportunity to ask questions does not alter this analysis. *See, e.g., Qwest Communications International Inc.* (avail. Jan. 23, 2008) (concurring with exclusion of proposal under Rules 14a-8(b) and 14a-8(f) when deficiency notice stated "[i]f you have any questions with respect to the foregoing, please feel free to contact me . . . ."); *Verizon Communications Inc.* (avail. Jan. 8, 2008) (permitting exclusion under Rules 14a-8(b) and 14a-8(f) when the deficiency notice stated "[p]lease do not hesitate to contact me if you have any questions).

The instant case is similar to *International Business Machines Corp.* (avail. Dec. 19, 2004). In that matter, the proponent submitted a shareholder proposal that did not include any documentary evidence of the proponent's ownership of the company's shares. Accordingly, the company timely sent the proponent a deficiency notice. In response to the deficiency notice, both the proponent and his broker provided documentation purporting to establish the requisite proof of ownership. The proponent's response specifically requested further communication from the company in the event that the proponent's response was insufficient. The company did not send a second deficiency notice or otherwise contact the proponent and submitted a no-action request arguing that the proposal should be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). In response to this no-action request, the proponent argued that the company should have sent him a second deficiency notice and that, if the company had done so, he would have been able to provide sufficient evidence of ownership within 14 days of the initial deficiency notice. The Staff rejected this argument and permitted the company to exclude the proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Here, the Proponent submitted the Proposal without proof of ownership. After the Company timely sent the Deficiency Notice to the Proponent, the Proponent responded by sending the Company insufficient proof of ownership. As was the case in *International Business Machines Corp.* and the other precedent cited above, the Company was not required to send the Proponent a second deficiency notice. Thus, for the reasons set forth above and in the No-Action Request, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Donna C. Dabney, the Company's Vice President and Secretary, at (212) 836-2688.

Sincerely,

Amy L. Goodman /SMR

Amy L. Goodman

Enclosures

cc: Donna C. Dabney, Alcoa Inc.
John Chevedden
Mark Filiberto, Palm Garden Partners LP

100604643_3.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

----- Original Message -----
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
To: Hart, Brenda A.
Sent: Thu Feb 12 01:29:26 2009
Subject: # 2 Alcoa Inc. (AA) - Rule 14a-8 Proposal by Mark Filiberto

Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further (in particular with the italicized text inserted below) to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Mark Filiberto with the following text:

[AA: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning

company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

This no action request is moot because the company has not properly identified any rule 14a-8 proposal. The company addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter clearly state that the proposal is by Mr. Mark Filiberto. The company should not be allowed to benefit by creating confusion.

The company requested a broker letter within 14-days on November 19, 2008 and concluded its request with, "Please contact me if you have any questions regarding this matter." The company received the broker letter on the very same day and 14-day early with a responding question: "Please advise within one business day whether there is any further rule 14a-8 requirement." These was no company response leading to the conclusion that the company was satisfied.

The company provided no precedent where a company invited "questions" on eligibility verification and completely failed to respond. The company acted in bad faith by not responding and its action or non-action make its November 19, 2008 letter a fraud.

If the company were to claim it need not reply to proponents under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to proponent questions under rule 14a-8 and lead to increasingly complex company letters that would put proponents in a box canyon with no alternative for clarification. Who knows the effect this would have on the number of no actions requests.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

And the company received the broker letter one-day after the company received the rule 14a-8 proposal (November 18, 2008 and November 19, 2008 respectively) – thus leaving 13-days for the company to notify the proponent "in writing of any procedural or eligibility deficiencies."

The proposal is internally consistent. The first sentence of the proposal would empower each

shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following

resolved text, which was excluded in 2008 at some companies, nonetheless received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The following favorable precedents were in regard to proposals with the same resolved test as this proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto
Donna C. Dabney <donna.dabney@alcoa.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further (in particular with the one-paragraph italicized text inserted below) to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Mark Filiberto with the following text:

[AA: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning

company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

This no action request is moot because the company has not properly identified any rule 14a-8 proposal. The company addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter clearly state that the proposal is by Mr. Mark Filiberto. The company should not be allowed to benefit by creating confusion.

The company requested a broker letter within 14-days on November 19, 2008 and concluded its request with, "Please contact me if you have any questions regarding this matter." The company received the broker letter on the very same day and 14-day early with a responding question: "Please advise within one business day whether there is any further rule 14a-8 requirement." These was no company response leading to the conclusion that the company was satisfied.

The company provided no precedent where a company invited "questions" on eligibility verification and completely failed to respond. The company acted in bad faith by not responding and its action or non-action make its November 19, 2008 letter a fraud.

If the company were to claim it need not reply to proponents under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to proponent questions under rule 14a-8 and lead to increasingly complex company letters that would put proponents in a box canyon with no alternative for clarification. Who knows the effect this would have on the number of no actions requests.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

And the company received the broker letter one-day after the company received the rule 14a-8 proposal (November 18, 2008 and November 19, 2008 respectively) – thus leaving 13-days for the company to notify the proponent "in writing of any procedural or eligibility deficiencies."

There is no commission earned by a broker in providing a broker letter. In this instance the broker had already provided a broker letter and the broker would not provide a second broker

letter unless there was a documented need for a second broker letter. And the company failed to provide any documented need for a second broker letter, although the proponent requested a response from the company. And the company now asks that it be rewarded for its failure to cooperate in obtaining a second broker letter while leading the proponent to believe that the compnay had no objection to the original broker letter provided.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and

establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies, nonetheless received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The following favorable precedents were in regard to proposals with the same resolved test as this proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto
Donna C. Dabney <donna.dabney@alcoa.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further (in particular with the italicized text inserted below) to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Mark Filiberto with the following text:

[AA: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning

company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

This no action request is moot because the company has not properly identified any rule 14a-8 proposal. The company addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter clearly state that the proposal is by Mr. Mark Filiberto. The company should not be allowed to benefit by creating confusion.

The company requested a broker letter within 14-days on November 19, 2008 and concluded its request with, "Please contact me if you have any questions regarding this matter." The company received the broker letter on the very same day and 14-day early with a responding question: "Please advise within one business day whether there is any further rule 14a-8 requirement." These was no company response leading to the conclusion that the company was satisfied.

The company provided no precedent where a company invited "questions" on eligibility verification and completely failed to respond. The company acted in bad faith by not responding and its action or non-action make its November 19, 2008 letter a fraud.

If the company were to claim it need not reply to proponents under rule 14a-8 it would seem to set a new precedent in a lack of civility for companies in the rule 14a-8 process – that companies need not reply to any shareholder question on procedural issues but proponents must. If the proponent merely asked for an acknowledgement of receipt there would be no obligation for the company to reply according to the company's unprecedented no action request.

This could lead to the conclusion that there is no need for a company reply to proponent questions under rule 14a-8 and lead to increasingly complex company letters that would put proponents in a box canyon with no alternative for clarification. Who knows the effect this would have on the number of no actions requests.

According to §240.14a (f) the company is required to notify the shareholder party of any deficiencies:
"Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response."

And the company received the broker letter one-day after the company received the rule 14a-8 proposal (November 18, 2008 and November 19, 2008 respectively) – thus leaving 13-days for the company to notify the proponent "in writing of any procedural or eligibility deficiencies."

The proposal is internally consistent. The first sentence of the proposal would empower each

shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following

resolved text, which was excluded in 2008 at some companies, nonetheless received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The following favorable precedents were in regard to proposals with the same resolved test as this proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto
Donna C. Dabney <donna.dabney@alcoa.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Alcoa Inc. (AA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal by Mark Filiberto
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Mark Filiberto with the following text:

[AA: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

This no action request is moot because the company has not properly identified any rule 14a-8 proposal. The company addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter clearly state that the proposal is by Mr. Mark Filiberto. The company should not be allowed to benefit by creating confusion.

The company requested a broker letter within 14-days on November 19, 2008 and concluded its request with, "Please contact me if you have any questions regarding this matter." The company received the broker letter on the very same day and 14-day early with a responding question: "Please advise within one business day whether there is any further rule 14a-8 requirement." These was no company response leading to the conclusion that the company was satisfied.

The company provided no precedent where a company invited "questions" on eligibility verification and completely failed to respond. The company acted in bad faith by not responding and its action or non-action make its November 19, 2008 letter a fraud.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced

any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same company concept in the no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies, nonetheless received 39% to 48% support at five major companies in 2008:

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark Filiberto

Donna C. Dabney <donna.dabney@alcoa.com>

ALCOA

Alcoa

390 Park Avenue
New York, New York 10022 USA
Tel: 1 212 836 [illegible]
Fax: 1 212 836 [illegible]
[illegible]

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 19, 2008

VIA EMAIL AND FIRST CLASS MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

Alcoa Inc. ("Alcoa") is in receipt of Mark Filiberto's shareholder proposal dated November 18, 2008 ("Proposal"). The Proposal, which Mr. Filiberto submitted under Rule 14a-8 of the Securities and Exchange Commission's proxy regulations, identifies you as Mr. Filiberto's proxy and requests that Alcoa direct all future communications regarding the Proposal to you. As such, I write to notify you that the Proposal fails to meet certain of the eligibility requirements set forth in Rule 14a-8(b).

In particular, the Proposal does not prove Mr. Filiberto has continuously held at least two thousand dollars ($2,000.00) in market value, or one percent (1%), of Alcoa's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. Under Rule 14a-8(b)(2)(i), Mr. Filiberto may prove his eligibility by submitting to Alcoa a written statement from the "record" holder of his securities providing that, at the time of the Proposal, Mr. Filiberto continuously held the requisite amount of Alcoa's securities for at least one year. The SEC's proxy regulations provide that this "record" holder statement must be postmarked or transmitted electronically to Alcoa within fourteen (14) days of your receipt of this letter. If you fail to do so, Alcoa may exclude the Proposal under Rule 14a-8(f).

Please contact me if you have any questions regarding this matter.

Sincerely,

Donna Dabney

From: olmste[redacted]** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 19, 2008 11:23 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Broker Letter (AA) SPM

Attachments: *CCE00001.pdf*

Dear Ms. Dabney,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 22, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 04948-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Mark Filiberto)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Alcoa Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of Mark Filiberto as general partner of Palm Garden Partners L.P. as his nominal proponent (the "Nominal Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith, and accordingly that the Proposal is excludable on that basis. In addition, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of the Nominal Proponent's continuous share ownership in response to the Company's proper request for that information;

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility of the Nominal Proponent to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Nominal Proponent's eligibility to submit the Proposal under Rule 14a-8(b) has not been substantiated.

The Proposal was submitted to the Company on November 18, 2008. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Nominal Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Further, the Proposal did not include any documentary evidence of the Nominal Proponent's ownership of Company securities.

Accordingly, the Company sought additional verification of the Nominal Proponent's eligibility to submit the Proposal. Specifically, the Company sent via e-mail a letter addressed to the Proponent, acting as proxy for the Nominal Proponent, at 3:44 p.m. on November 19, 2008 (the "Deficiency Notice"), which was within 14 calendar days of the Company's receipt of the Proposal. *See* Exhibit B. The Proponent confirmed receipt of the Deficiency Notice at 11:23 p.m. on November 19, 2008, stating "[a]ttached is the broker letter ***requested***" (emphasis added). *See* Exhibit C. The Deficiency Notice notified the Proponent (as the Nominal Proponent's proxy) of the specific requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b). The Deficiency Notice stated:

> . . . the Proposal fails to meet certain of the eligibility requirements set forth in Rule 14a-8(b). In particular, the Proposal does not prove Mr. Filiberto has continuously held at least two thousand dollars ($2,000.00) in market value, or one percent (1%), of Alcoa's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. Under Rule 14a-8(b)(2)(i), Mr. Filiberto may prove his eligibility by submitting to Alcoa a written statement from the "record" holder of his securities providing that, at the time of the Proposal, Mr. Filiberto continuously held the requisite amount of Alcoa's securities for at least one year. . . . If you fail to [meet the relevant requirements], Alcoa may exclude the Proposal under Rule 14a-8(f)(1).

The Proponent's November 19, 2008 response to the Deficiency Notice (which was also transmitted by facsimile to the Company by the Proponent) purported to demonstrate the Nominal Proponent's continuous ownership of the Company's securities. The letter, from National Financial Services, LLC and dated November 7, 2008 (the "National Financial Services Letter"), stated that the Nominal Proponent had continuously held not less than 300 Company shares from October 2005 continuously through November 7, 2008, the date of the National Financial Services Letter. However, the National Financial Services Letter is insufficient to establish the Nominal Proponent's ownership under Rule 14a-8(b). Specifically, the National Financial Services Letter does not establish that the Nominal Proponent owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted to the Company, because it does not establish ownership of the Company securities for the period between November 7, 2008 (the date of the National Financial Services Letter) and November 18, 2008 (the date the Proposal was submitted).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the shareholder of the deficiency and the shareholder fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by sending to the Proponent, acting as the proxy for the Nominal Proponent, in a timely manner the Deficiency Notice, which stated the ownership requirements of Rule 14a-8(b) and that the Nominal Proponent's response had to be furnished within 14 days from the date the Nominal Proponent received the Deficiency Notice. However, the ownership information provided in response fails to meet the requirements set out in Rule 14a-8(b)(1) to substantiate that the Nominal Proponent is eligible to submit the Proposal because it does not demonstrate the Nominal Proponent's continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company.

On numerous occasions the Staff has concurred with a company's omission of shareholder proposals based on a shareholder's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Specifically, when a company sends a deficiency notice, the shareholder's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., McClatchy Co.* (avail. Feb. 1, 2008) (concurring in the exclusion of a shareholder proposal where the shareholder responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. Staff Legal Bulletin No. 14 (July 13, 2001) states:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff consistently has permitted companies to omit shareholder proposals when the evidence of ownership submitted by a shareholder covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the shareholder submitted a broker letter dated four days before the shareholder submitted its proposal to the company. *See also Wal-*

Mart Stores, Inc. (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the shareholder's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the shareholder had held shares for two days less than the required one-year period).

As was the case in the precedent cited above, despite proper notice, the Company has not received sufficient evidence demonstrating that the Nominal Proponent continuously owned the requisite number of Company shares for the one-year period prior to the date he submitted the Proposal. For these reasons, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's articles of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the articles and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In

fact, the Staff has concurred that numerous shareholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's Board of Directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareholders.[1] Thus, the bylaw or charter text requested in the first sentence of the

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[1] The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or

[Footnote continued on next page]

Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareholders know what is required.[2]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareholders holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for shareholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareholders nor its Board of Directors would be able to determine with any certainty what

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[Footnote continued from previous page]

remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Pennsylvania state law, under which the Company is incorporated.

[2] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Burlington Northern Santa Fe Corp.* (incoming No-Action request, filed Dec. 5, 2008) (interpreting the limitation on "exception or exclusion conditions" to apply to the subject matter of special meetings).

actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) because the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken." *See International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's Board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Donna C. Dabney, the Company's Vice President and Secretary, at (212) 836-2688.

Sincerely,

Amy L. Goodman

ALG/emh
Enclosures

cc: Donna C. Dabney, Alcoa Inc.
John Chevedden
Mark Filiberto, Palm Garden Partners L.P.

EXHIBIT A

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, November 18, 2008 4:31 PM
To: Dabney, Donna C.
Cc: Hart, Brenda A.
Subject: Rule 14a-8 Proposal (AA) SPM

Attachments: CCE00002.pdf

Please see the attachment.
Sincerely,
John Chevedden

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212 836-2732

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden& OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature)   7 Nov 2008
Mark Filiberto   Date

cc: Donna C. Dabney <donna.dabney@alcoa.com
Corporate Secretary
PH: 804-281-2283
FX: 804-281-3740
BRENDA HART
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, November 18, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

EXHIBIT B

From: Dabney, Donna C.
Sent: Wednesday, November 19, 2008 3:44 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Hart, Brenda A.; Seewald, Scott E.
Subject: RE: Rule 14a-8 Proposal (AA) SPM

Attachments: 2008 11 19 14a8 deficiency.pdf

Please see the attached letter.
Best regards,
Donna Dabney
Vice President, Secretary
Corporate Governance Counsel
Alcoa Inc.
390 Park Avenue
New York, NY 10022
212 836 2688
donna.dabney@alcoa.com

Alcoa

390 Park Avenue
New York, New York 10022 USA
Tel: 1 212 836 2688
Fax: 1 212 836 2807
donna.dabney@alcoa.com

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 19, 2008

VIA EMAIL AND FIRST-CLASS MAIL

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

Alcoa Inc. ("Alcoa") is in receipt of Mark Filiberto's shareholder proposal dated November 18, 2008 ("Proposal"). The Proposal, which Mr. Filiberto submits under Rule 14a-8 of the Securities and Exchange Commission's proxy regulations, identifies you as Mr. Filiberto's proxy and requests that Alcoa direct all future communications regarding the Proposal to you. As such, I write to notify you that the Proposal fails to meet certain of the eligibility requirements set forth in Rule 14a-8(b).

In particular, the Proposal does not prove Mr. Filiberto has continuously held at least two thousand dollars ($2,000.00) in market value, or one percent (1%), of Alcoa's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. Under Rule 14a-8(b)(2)(i), Mr. Filiberto may prove his eligibility by submitting to Alcoa a written statement from the "record" holder of his securities providing that, at the time of the Proposal, Mr. Filiberto continuously held the requisite amount of Alcoa's securities for at least one year. The SEC's proxy regulations provide that this "record" holder statement must be postmarked or transmitted electronically to Alcoa within fourteen (14) days of your receipt of this letter. If you fail to do so, Alcoa may exclude the Proposal under Rule 14a-8(f)(1).

Please contact me if you have any questions regarding this matter.

Sincerely,

Donna Dabney

EXHIBIT C

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, November 19, 2008 11:23 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Broker Letter (AA) SPM

Attachments: CCE00001.pdf

Dear Ms. Dabney,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

ALCOA INC.
390 PARK AVE
NEW YORK, NY 10022-4608

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L P
is currently the beneficial owner of the ALCOA, Inc., Securities, and
has held the position with National Financial Services, LLC since October 2005.

Client has subsequently bought and sold shares and continuously held not less than 300 shares.
The current holding is 600 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 11-19-08	# of pages ▶
To Donna Dabney	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 212-836-2807	Fax #	

END